Exhibit 99.2

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	F-2 - F-3

Interim Condensed Consolidated Statements of Income and Comprehensive Income	F-4

Interim Statements of Changes in Shareholders' Equity	F-5 - F-6

Interim Condensed Consolidated Statements of Cash Flows	F-7

Notes to Interim Condensed Consolidated Financial Statements	F-8 - F-25

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 2)	1,837	992
Trade accounts receivable (net of allowance for doubtful accounts of $266 and $170 as of June 30, 2019 and December 31, 2018, respectively)	7,587	5,682
Inventories (Note 3)	3,910	3,611
Other accounts receivable and prepaid expenses	363	1,160

Total current assets	13,697	11,445

LONG-TERM ASSETS:

Severance pay fund	57	53
Long term prepaid expenses	-	39
Operating lease right of use assets	3,144	-

Total long-term assets	3,201	92

PROPERTY AND EQUIPMENT, NET	6,271	6,623

Total assets	23,169	18,160

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term debt (Note 4)	3,056	6,606
Short-term credit from related party	3,365	2,668
Trade payables	4,312	4,108
Operating lease liabilities	1,152	-
Other accounts payable and accrued expenses	3,685	3,377

Total current liabilities	15,570	16,759

LONG-TERM LIABILITIES:
Long-term debt, excluding current maturities (Note 5)	116	308
Long-term operating lease liabilities	1,973	-
Accrued severance pay	214	211

Total long-term liabilities	2,303	519

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 3.0 par value - Authorized: 10,000,000 shares at June 30, 2019 and December 31, 2018; Issued and outstanding: 4,380,253 and 2,028,552 shares at June 30, 2019 and December 31, 2018, respectively	3,964	1,985
Additional paid-in capital	18,583	17,270
Foreign currency translation adjustments	2,339	2,340
Capital reserves	891	800
Accumulated deficit	(20,481)	(21,513)

Total shareholders' equity	5,296	882

Total liabilities and shareholders' equity	23,169	18,160

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited

Revenues	16,934	17,610	8,198	8,667	33,939
Cost of revenues	(14,139)	(16,588)	(6,942)	(8,089)	(31,342)

Gross profit	2,795	1,022	1,256	578	2,597

Operating expenses:
Research and development	-	(1)	-	-	-
Selling, general and administrative	(2,355)	(2,368)	(1,249)	(1,299)	(4,669)

Operating profit (loss)	440	(1,347)	7	(721)	(2,072)
Financial expenses, net	(263)	(132)	(78)	(105)	(475)
Other income, net (Note 6)	877	-	871	-	3

Income (loss) before taxes on income	1,054	(1,479)	800	(826)	(2,544)
Taxes on income	(22)	(34)	(10)	(17)	(63)

Net income (loss)	1,032	(1,513)	790	(843)	(2,607)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1)	(137)	9	(102)	(75)

Total comprehensive income (loss)	1,031	(1,650)	799	(945)	(2,682)

Basic and diluted income (loss) per Ordinary share attributable to Eltek Ltd. shareholders	0.33	(0.75)	0.19	(0.42)	(1.28)

Weighted average number of Ordinary shares used to compute basic and diluted income (loss) per Ordinary share attributable to Eltek Ltd. Shareholders	3,088,110	2,028,552	4,147,667	2,028,552	2,028,552

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of shares	Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2018	2,028,552	1,985	17,270	2,415	695	(18,906)	3,459
Stock-based compensation	-	-	-	-	56	-	56
Transaction with controlling shareholder	-	-	-	-	49	-	49
Comprehensive loss:
Loss	-	-	-	-	-	(2,607)	(2,607)
Foreign currency translation adjustments	-	-	-	(75)	-	-	(75)

Balance as of December 31, 2018	2,028,552	1,985	17,270	2,340	800	(21,513)	882

Issuance of Share capital in rights offering, net	2,351,701	1,979	1,313	-	-	-	3,292
Stock-based compensation	-	-	-	-	62	-	62
Transaction with controlling shareholder	-	-	-	-	29	-	29
Comprehensive income (loss):
Net income	-	-	-	-	-	1,032	1,032
Foreign currency translation adjustments	-	-	-	(1)	-	-	(1)

Balance as of June 30, 2019 (unaudited)	4,380,253	3,964	18,583	2,339	891	(20,481)	5,296

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2018	2,028,552	1,985	17,270	2,415	695	(18,906)	3,459

Comprehensive loss:
Loss	-	-	-	-	-	(1,513)	(1,513)
Foreign currency translation adjustments	-	-	-	(137)	-	-	(137)

Balance as of June 30, 2018 (unaudited)	2,028,552	1,985	17,270	2,278	695	(20,419)	1,809

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2019	2018	2018

Cash flows from operating activities:

Net income (loss)	1,032	(1,513)	(2,607)
Adjustments to reconcile income (loss) to net cash flows provided by (used in) operating activities:
Depreciation	748	866	1,649
Gain from sale of property and equipment	-	-	101
Revaluation of long term loans	(24)	-	29
Stock based compensation	62	-	56
Transaction with controlling shareholder	29	-	49
Decrease in deferred income taxes	-	24	-
Accrued severance pay, net	(9)	27	(3)
Changes in operating leases, net	(9)	-	-
Decrease (increase) in trade receivables, net	(1,598)	(1,491)	790
Decrease in other accounts receivables and prepaid expenses	879	851	467
Decrease in inventories	(114)	(915)	(30)
Increase (decrease) in trade payables	194	770	(871)
Increase (decrease) in other accounts payables and accrued expenses	132	(50)	(443)

Net cash provided by (used in) operating activities	1,322	(1,431)	(813)

Cash flows from investing activities:

Purchase of property and equipment	(250)	(110)	(619)

Net cash used in investing activities	(250)	(110)	(619)

Cash flows from financing activities:

Short- term bank credit, net	(3,394)	1,160	986
Short- term shareholder loan	555	1,156	1,390
Issuance of Share capital in rights offering, net	3,298	-	-
Repayment of long-term loans	(455)	(465)	(910)
Proceeds from long-term loans	-	1	378
Repayment of property and equipment payables	(194)	(159)	(317)

Net cash provided by (used in) financing activities	(190)	1,693	1,527

Effect of exchange rate on cash and cash equivalents	(37)	(48)	10

Increase in cash and cash equivalents	845	104	105
Cash and cash equivalents at beginning of the period	992	887	887

Cash and cash equivalents at end of the period	1,837	991	992

Supplemental cash flow information:

Interest	90	125	212

Non-cash activities:

Purchase of property and equipment in credit	65	92	118

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

a.	General:

-
Eltek Ltd. ("the Company") was organized in Israel in 1970, and its shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company".

-
The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-
The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Ltd and Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected. As a result, the Company incurred losses and suffered negative cash flows from its operating activities. As of June 30, 2019, the Company's working capital deficiency amounted to $1.9 million and its accumulated deficit amounted to approximately $20.5 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks, the Company obtained a loan of NIS 5.0 million (approximately $ 1.4 million) from Nistec. The terms of the loan were amended in April 2018, with retroactive effect as of June 2017.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In July 2017, the Company received a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year. In July 2018 Bank HaPoalim extended the dedicated line of credit. In January 2019 the Company reduced the line of credit to NIS 2.25 million (approximately $ 620).

In November 2017, the Company obtained a loan of NIS 3 million (approximately $ 840) from Mizrahi-Tefahot Bank, guaranteed by Nistec. In April 2019, the Company repaid the debt owed to the bank from the proceeds of the rights offering.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.1 million). In July 2018, in accordance with the Commitment Letter, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 275).

In April 2018, Nistec provided the Company a letter of commitment to provide the Company with additional financing in the amount of up to $ 2.5 million, valid for one year following the date of 2017 financial statements approval (the "Commitment Letter").

In April 2018, the Company’s Board of Directors approved the additional funding extended by Nistec in March 2018 and approved to receive a Commitment Letter from Nistec for providing the Company with financing, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to the Company, or a combination thereof. In the event that Nistec will provide the Company with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan will bear no interest, but will be linked to the Israeli Consumer Price Index.

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 1,930) from a non-banking financial institution, guaranteed by Nistec.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $530), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee that determined that such extension is required for the Company’s orderly operations.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

On October 2, 2018, the Company received notification from NASDAQ advising the Company that as of October 1, 2018, the Company did not maintain stockholders’ equity of $2.5 million, nor does not meet the alternatives of market value of listed securities or net income from continuing operations, and therefore is not in compliance with the stockholders’ equity listing rule (the “Listing Rule”). On December 7, 2018, the Company received a notice from NASDAQ advising that the Company had been granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. Therefore, the Company's Board of Directors decided to execute a rights offering.

As of January 2019, the total principal amounts of the loans received by the Company from Nistec (as described above) was NIS 12 million (approximately $ 3.3 million). In February 2019, Nistec provided the Company with an updated letter of commitment that in event that its loans amounted NIS 12 million (approximately $ 3.3 million) will not be converted into ordinary shares of the Company, these loans will become due on or after May 1, 2020.

In addition, during January 2019 Nistec guaranteed NIS 2.0 million (approximately US$530) of the Company's existing debt to Bank Leumi, which is due to be repaid by April 30, 2019. During March 2019 and as part of the rights offering the Company's Audit Committee and Board of Directors approved that the Company will repay the debt owed to Bank Leumi from the proceeds of the rights offering.

In August 2019, Nistec provided the Company another updated letter of commitment in according to which that NIS 2 million of these loans will become due on May 1, 2020 subject to the existence of sufficient financial resources for the repayment of this amount and the remaining loans aggregating NIS 10 million (approximately $ 2.8 million) will become due on or after October 1, 2020. Nistec also provided the Company a commitment that in the event that the guarantees that it provided to a bank and to the non-banking institution will be exercised by the bank or the non-banking financial institution, the amount due by the Company to Nistec as a result of the guarantee will be due on or after October 1, 2020.

In addition, the Company and Nistec have agreed to enter into discussions to renegotiate the term and interest provisions of the remaining loans aggregating NIS 10 million (approximately $ 2.8 million), subject to audit committee, board and shareholder approval. During September 2019, the Company’s Audit Committee and the Board of Directors agreed to set the interest rate applicable to such loans to 3.5%, subject to shareholder approval.

-
In February 2019, Nistec Golan informed the Company that it was committed to exercise its subscription rights by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares. In March 2019, Nistec informed the Company that instead of converting the debt owed to it, it would participate in the rights offering by means of a cash investment in an amount of at least $2.5 million.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

-
In March 2019, the Company's rights offering prospectus became effective. The subscription period ended on April 9, 2019 and the Company received gross proceeds of $3.4 million (before deducting expenses). The Company used the net proceeds received from this offering to repay loan and reduce the line of credit from the banks. The remainder is used for working capital and other general corporate purposes, including the investment in equipment. As a result of the rights offering, the Company regained compliance with the Listing Rule and its shares continue to be listed on the NASDAQ Capital Market.

NASDAQ has advised that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

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In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertakings the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2018, the Company was not in compliance with these covenants.

On February 12, 2019 one bank granted the Company a waiver from such non-compliance. The Company is required to meet these covenants in its financial statements for December 31, 2019 (to be issued no later than May 1, 2020) and the other bank granted the Company a waiver from such non-compliance and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero).

The Company believes that in the event that its business plans for the year 2019 will not be realized, it will not meet the above-mentioned financial covenants.

The Company's management believes that its current business plans and the commitments from Nistec will enable the Company to continue to operate for a period of at least one year from the date of the approval of these financial statements. In the event the Company will not be successful in generating sufficient cash from its current operations, the Company may be required to obtain additional financing from external sources. There is no assurance that such financing will be obtained.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements include the accounts of the Company and its subsidiaries.

The Company sells goods through its subsidiaries that function as distributors. All intercompany transactions and balances were eliminated in consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

c.	Functional and reporting currency:

The Company's functional currency is the New Israeli Shekel ("NIS"). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transaction. Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

The Company's reporting currency is the U.S. dollar. Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

d.	Translation of foreign entity operations:

The financial statements of foreign subsidiaries whose functional currency is not the NIS are translated into the Company's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, deferred tax assets, inventory, income tax uncertainties and other contingencies.

f.	Unaudited interim financial statements:

The accompanying consolidated balance sheet as of June 30, 2019, consolidated statements of income and comprehensive income (loss) for the three and nine months ended June 30, 2019 and 2018 and the consolidated statements of cash flows for the three and nine months ended June 30, 2019 and 2018 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the preparation of the consolidated financial statements, the Company applied the significant accounting policies, on a consistent basis to the audited consolidated annual financial statements of the Company as of December 31, 2018 except as detailed in note 1g (accounting pronouncements adopted in 2019).

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2019, and the Company's consolidated cash flows and results of operations for the three and six months ended June 30, 2019 and 2018.

The balance sheet as of December 31, 2018 has been derived from the audited consolidated financial statements as of such date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for a complete set of financial statements.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2018 included in the Company's Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (“SEC”) on April 18, 2019.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

g.        Accounting Pronouncements adopted in 2019:

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

On January 1, 2019, the Company adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed us to carryforward our historical lease classification, the assessment on whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine the lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Upon adoption, the Company recognized total ROU assets of $ 3,263, with corresponding liabilities of $ 3,255 on the condensed consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact our beginning retained earnings, or our prior year condensed consolidated statements of income and statements of cash flows.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

For information regarding the impact of Topic 842 adoption, see Note 7b — Leases.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.        Standards issued but not yet effective:

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

NOTE 2:-	CASH AND CASH EQUIVALENTS

	June 30,	December 31,
	2019	2018
	Unaudited

Denominated in U.S. dollars	1,482	315
Denominated in NIS	161	280
Denominated in Euro	194	397

	1,837	992

NOTE 3:-	INVENTORIES

	June 30,	December 31,
	2019	2018
	Unaudited

Raw materials	1,804	1,436
Work in progress	1,661	1,283
Finished goods	445	892

	3,910	3,611

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Interest
	June 30,	June 30,	December 31,
	2019	2019	2018
	%	Unaudited

In NIS bears interest rate of Prime+0.85% to Prime+2.7%	2.6% - 4.45%	2,047	4,229
Short term credit from others	4.15%	582	1,534
Long-term debt from banks in NIS bears interest of Prime rate (*)	2.75%	427	843

		3,056	6,606

*)	The amounts of $ 34 have been classified from long term debt as of December 31, 2018.

NOTE 5:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Others:

	Interest
	June 30,	June 30,	December 31,
	2019	2019	2018
Linkage terms:	%	Unaudited

U.S. dollar	5%	388	503
NIS - fix interest rate	5%	151	221

		539	724
Less - current maturities (trade payables)		(423)	(416)

		116	308

Minimum future payments at June 30, 2019 due under the long-term debt are as follows:

Long-term loan

First year	423
Second year	116

539

Long-term debt includes liabilities associated with equipment purchase in the amounts of $539 and $724 and current maturities of long-term debt of $423 and $416 at June 30, 2019 and December 31, 2018, respectively. The current maturities are classified to the trade payable balance as of June 30, 2019 and December 31, 2018, respectively.

As to pledges securing the loans, see Note 7a.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INCOME

The Company had other income, net of $877 in first six months of 2019, primarily as a result of the receipt of an insurance payment associated with a claim for damages incurred during 2018 to one of the Company’s manufacturing machines.

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Operating leases:

1.	The Company leases substantially all of its factory, machines and vehicles under operating leases. The Company's leases have original lease periods expiring between 2019 and 2024.

2.
Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

3.
The aggregated present value of lease agreements is recorded as a long-term asset titled ROU assets. The corresponding lease liabilities are split between operating lease liabilities within current liabilities and operating lease liabilities within long-term liabilities.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

The following is a schedule, by years, of maturities of lease liabilities as of June 30:

June 30, 2019
Unaudited
Future minimum lease payments:
2019 (excluding the Six months ended June 30, 2019)	618
2020	1,238
2021	1,139
2022	272
2023	16
Thereafter	3
Total future minimum lease payments	3,286
Less imputed interest	161
Net present value of future minimum lease payments	3,125

Presented as of June 30, 2019:
Short-term lease liabilities	1,152
Long-term lease liabilities	1,973
Net present value of future minimum lease payments	3,125

The components of lease costs, lease term and discount rate are as follows:

Operating lease cost	615
Weighted average of remaining operating lease term	1.05
Weighted average of operating lease discount term	3.23%

4.	Supplemental cash flow information related to leases are as follows:

Six months ended June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	631

Lease liabilities arising from obtaining right-of-use assets:
Operating leases	294

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Indemnification agreement:

The Company entered into an indemnification agreement with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount is limited to 25% of the Company's shareholders' equity.

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

The Company's articles of association allow it to exculpate any officer from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

d.	Contingent Liabilities:

Environmental Related Matters

In connection with the change of control of the Company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099. The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

In October 2015, the Company filed an application for an emissions permit with the Ministry. In January 2016, the Company received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Company is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. The Company submitted amended application and conducted discussions with the Ministry throughout 2016 and 2017. The Company received the emissions permit in July 2017.

In March 2019, representatives of the Ministry, inspected the Company’s premises and as a result issued a warning of a breach of the Clean Air Law, 5768-2008 and a warning of Hazardous Materials Law (1993). The Company was invited to a hearing at the Ministry during August 2019 and committed to take certain actions to be in compliance with the terms of the business permit.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

Employee related matters

In May 2008, a lawsuit was filed by one of the Company’s former employees alleging that he had suffered personal injuries during his employment and he is seeking aggregate financial compensation of approximately $ 71 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Company in January 2011 and July 2013, that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $ 162 and the others did not state their claim amount.

The Company submitted all of these claims to its insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period November 2015 through March 2019, four former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. In August 2018 a court decision was issued for one of the labor suits and a provision was recorded accordingly. In October  2018, both the Company and this former employee appealed the Labor Court’s decision. In April 2019, the court decision for the appeal was provided, in which the company’s arguments were partially accepted. The aggregate amount claimed for the above mention labor suits is approximately $ 900. The Company recorded a provision according to its legal advisor's opinion.

NOTE 8:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	June 30, 2019 and December 31,	June 30,	December 31,
	2018	2019	2018
	Number of shares

Ordinary shares of par value NIS 3.0 each	10,000,000	4,380,253	2,028,552

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      SEGMENT INFORMATION

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited

Customer A - sales of manufactured products	17.0%	12.4%	18.1%	11.7%	12.0%

b.	Revenues by geographic areas:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited

Israel	9,144	9,980	4,756	5,043	18,940
North America	3,606	3,112	1,431	1,525	6,973
The Netherlands	1,562	1,947	596	782	3,302
Europe	605	1,065	268	598	1,997
India	1,809	1,148	545	521	2,239
Others	208	358	602	198	488

	16,934	17,610	8,198	8,667	33,939

NOTE 10:-	TAXES ON INCOME

a.	Deferred tax assets and liabilities:

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

b.	Reconciliation of the theoretical income tax (expense) benefit to the actual income tax expense:

For the six months period ended June 30, 2019 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefit arising from "Beneficiating and Preferred enterprises" and realization of carryforward tax losses for which valuation allowance  was provided.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, a related party of the Company, is also a customer of the company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	June 30,	December 31,
	2019	2018
	Unaudited

Trade accounts receivable	79	158
Trade accounts payable	206	170
Controlling shareholder loans (*)	3,365	2,668

(*) See also Note 1(a).

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited

Revenues	98	475	51	282	821

Purchases, selling, general and administrative expenses	231	166	150	81	313

Interest from Loans from controlling shareholder	31	46	16	16	113

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers and not for re-sale. The Company's quote is based on its standard price list, and may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

Insurance expenditures - The Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec will reduce the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of the Company and Nistec had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

Employees social activities - The Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

Marketing activities - The Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

Managements fees - Eltek pays Nistec monthly managements fees of NIS 90 ($25). In November 2016, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

1.
Commencing in 2017 and each calendar year thereafter, in the event that the Company’s Consolidated Financial Statements reflect that the Company has reached both sales and profit targets as set for the applicable year in the Company’s Officers Bonus Plan, Nistec Ltd. will be entitled to a bonus equal to two percent (2%) of the Company’s annual profit before taxes for such year, up to NIS 200 per year;

2.
In accordance with the Company’s policy approved by the Audit Committee, Mr. Nissan will receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement will not exceed an aggregate amount of NIS 10 per calendar quarter,

3.
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses), 1972.

4.
During the period Mr. Nissan served as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company will pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250. Mr. Nissan ceased to serve as the Company CEO on June 2018.

5.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

These transactions were approved by the Company's shareholders in the annual general meeting, held on December 29, 2016.

Employment of Yitzhak Nissan's daughter - Mr. Yitzhak Nissan's daughter is employed by the Company as assistant to the Chief Executive Office.

Loans and guarantees from Nistec - see Note 1.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-   STOCK BASED COMPENSATION

The Company’s Board of Directors approved the Company’s 2018 Share Incentive Plan (the "Plan"), which  authorized the grant of options to purchase shares and restricted shares unites (“RSUs”) to officers, employees, directors and consultants of the Company and its Subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

During July 2018 and January 2019 the Company granted options to 2 officers to acquire 71,357 Ordinary shares under the Plan. The total fair value of the options granted was $202 to be recognized over a four year vesting period. The stock-based compensation expense related to employees' equity-based awards, recognized during the six months ended June 30, 2019 was $62. During September 2019, the Company’s Board of Directors  approved the grant of 35,500 additional options to key employees and approved an adjustment to options previously granted to two officers, that partially reflect the dilutive effect of the rights offering.